DEAN HELLER

Secretary Of State

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4299

(775) 684-5708

Website: secretaryofstate.biz

Certificate of Amendment

(Pursuant to NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of Corporation:

FORTIS ENTERPRISES

2. The articles have been amended as follows (provide article numbers if available):

  Article 1 has been deleted in its entirety and the following inserted in lieu thereof:"ARTICLE 1- THE EXACT NAME OF THIS CORPORATION IS : RENOVO HOLDINGS"

  Article VI, Section 1, has been amended to increase the authorized shares as follows:"The total number of shares which this corporation is authorized to issue is 500,000,000 shares of Common Stock of $0.01 par value and 5,000,000 shares of Preferred Stock of $.001 par value."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 64% which is greater than the majority.

4. Effective date of filing (optional):

5. Officer Signature (required): /S/Stephen W. Carnes

If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote. In addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.